Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2021.

2021
As at 31 December	(000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shared of £1 each	2,342,559
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	9,693
Other reserves	861
Retained earnings	43,415
Total equity	56,317
Group indebtedness
Subordinated liabilities	32,185
Debt securities in issue	48,388
Total indebtedness	80,573
Total capitalisation and indebtedness	136,890
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	15,759
Performance guarantees, acceptances and endorsements	7,987
Total contingent liabilities	23,746
Documentary credits and other short-term trade related transactions	1,584
Standby facilities, credit lines and other commitments	282,867
Total commitments	284,451
Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended